UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
eLong, Inc.

(Name of Issuer)
Ordinary Shares, $0.01 Par Value

(Title of Class of Securities)
290138205

(CUSIP Number)
Wilson Chu, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 18, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	290138205

1	NAMES OF REPORTING PERSONS. Oak Pacific Interactive

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		6,257,382

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,257,382

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,257,382

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	33.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

(1)	The percent of class is calculated based upon 18,513,519 ordinary shares of eLong, Inc. issued and outstanding as of December 31, 2008, as reported in eLong, Inc.’s Form 20-F filed for the fiscal year ended December 31, 2008.

SCHEDULE 13D/A
          This Amendment No. 4 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Ordinary Shares, par value $0.01 per share (“Ordinary Shares”) of eLong, Inc. (the “Company”), filed January 27, 2009 by the Reporting Person as amended by Amendment No. 1 to Schedule 13D filed on March 25, 2009, Amendment No. 2 to Schedule 13D filed on April 30, 2009 and Amendment No. 3 to Schedule 13D filed on June 10, 2009 (as amended, the “Schedule 13D”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“As of June 22, 2009, the Reporting Person purchased an aggregate of 6,257,382 shares of Ordinary Shares for an aggregate purchase price of approximately $21.4 million using working capital.”
Item 5. Interest in Securities of the Issuer.
     The Company filed its Form 20-F filed for the fiscal year ended December 31, 2008 and reported 18,513,519 outstanding Ordinary Shares, a decrease from the 22,318,501 outstanding Ordinary Shares reported as of December 31, 2007. As a result of the decreased number of outstanding Ordinary Shares, the Reporting Person’s percentage of beneficial ownership increased. Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“(a) As of June 22, 2009, the Reporting Person beneficially owns an aggregate of 6,257,382 shares of the Company’s Ordinary Shares, which represents 33.8% of the 18,513,519 shares of the Company’s issued and outstanding Ordinary Shares as reported in the Company’s Form 20-F filed for the fiscal year ended December 31, 2008.
(b) The number of shares as to which the Reporting Person has:

Sole power to vote or direct the vote:	6,257,382
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition:	6,257,382
Shared power to dispose or direct the disposition:	0

Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Person are described below.

	Number of	Number of
	Shares	Shares		Description of
Date	Acquired	Disposed	Price Per Share (1)	Transaction
6/12/2009	10,000	0	$3.27	Open Market
6/15/2009	10,000	0	$3.22	Open Market
6/16/2009	1,800	0	$3.20	Open Market
6/17/2009	800	0	$3.22	Open Market
6/18/2009	4,512	0	$3.22	Open Market
6/19/2009	800	0	$3.24	Open Market
6/22/2009	200	0	$3.24	Open Market

(1)	Price per share includes commissions.

Except as otherwise described herein, no transactions in Ordinary Shares were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Person.

(c)	Not applicable.

(d)	Not applicable.”

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2009	OAK PACIFIC INTERACTIVE

	By: Name:	/s/ Thomas Ren Thomas Ren
	Title:	Financial Controller, Director of Finance Department